CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 1






                                 CARDINAL HEALTH

                           MODERATOR: STEVE FISCHBACH
                                OCTOBER 22, 2002
                                   8:30 AM CT


Operator:      Good  morning.  My name is David and I will be your  conference facilitator today.

               At this time I would like to welcome everyone to the Cardinal Health first quarter earnings conference call. All lines have been placed on mute to prevent any background noise.After the speaker's remarks there will be a question and answer period.
               If you would like to ask a question during this time simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

               Mr. Fischbach you may begin your conference.

Steve Fischbach:  Good morning and thanks for joining us today.

               Today we will discuss Cardinal Health's fiscal 2003 first quarter results. The portion of our remarks will be focused on the business segment attachment of our

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 2

               earnings release. If you don't have a copy of that release, you can access it over the Internet at the Investor Center at www.cardinal.com.

               Speaking on our call today will be Bob Walter, Chairman and Chief Executive Officer and Dick Miller, Chief Financial Officer. After their formal remarks, we will open the phone lines for your questions where we will have available Jim Millar, President and Chief Operating Officer of Pharmaceutical Distribution and Medical Surgical Products and George Fotiades,
               President   and  Chief   Operating   Officer  of   Pharmaceutical
               Technologies and Services. As always, as we get the questions, we ask that you limit yourself to one question at a time.

               Before we begin, please remember that today's call may include forward-looking statements which are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied. The most significant of those are in Cardinal's Form 10-K and 10-Q reports and exhibits to those reports. Cardinal undertakes no obligation to update or revise any forward-looking statement.

               In connection with Cardinal Health's proposed acquisition of Syncor International, information regarding the identity of the persons who may be deemed to be participants in the solicitation of Syncor stockholders is set forth in schedule 14A as filed with the SEC by Syncor on June 14, 2002.

               In connection with the proposed acquisition, Syncor has filed a definitive proxy statement and has mailed that proxy statement to its stockholders and Cardinal Health has filed a related registration statement. Investors and stockholders of Syncor are urged to read the definitive proxy statement carefully, because it will contain important information about Cardinal Health, Syncor and the proposed acquisition. Free copies of those documents are

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 3


               available from the SEC and can also be obtained from Cardinal Health and Syncor.

               At this time, I would like to turn the call over to Bob Walter to begin today's discussion.

Robert Walter: Good morning.

               The financial momentum that Cardinal Health experienced last fiscal year has continued into the first quarter for fiscal '03. The results we will discuss today came in as we expected and they're outstanding, outstanding.

               Let me start by reminding you of a few things. First of all, this the 77th quarter in a row that I've personally reported to the market on our results. In each we have met or beat guidance. This is the start of our 16th year in which we have reported earnings per share growth of 20% or greater with rising returns on sales and capital. Frankly it was a wonderful quarter, but there were no blockbuster deals, initiatives, announcements or one-time events, just great solid performance.

               Of course there were highlights like the performance of our Pharmaceutical Distribution and Provider Service segment and the Automation and Information Services segment but it was just good performance without. We have diverse earnings sources all focused on health care with good visibility with no major concentration with any one customer or business segment so you might say it was business as usual. We delivered what you expected and equally important, what our customers and Cardinal Health associates expected. I suppose that is the exciting part of the Cardinal Health story. We deliver what you expect and you have good visibility to the future.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 4


               Now don't take my lack of superlatives as indicative of lack of excitement about the future. I'm feeling great about our history, or about our industry, about how we are positioned, the adequacy of resources and the opportunities we are pursuing. We have a leading market position in every one of our businesses. We have a broader offering than our competitors and more resources.

               Dick will provide the financial details and segment results, but I want to point out up front is something that has been the hallmark of our quarterly earnings announcements, record breaking results across the businesses. In fact we broke all of our previous first quarter records in the key consolidated metrics.

               Earnings per share rose 22% to 67 cents. Operating revenues up to
               11.4 billion, up 16%. Operating earnings were $486 million, up 18%. At the same time return on sales, committed capital and equity were also new records. We accomplished all of this while keeping our net debt to capital at only 17% and executing a pre-announced stock buyback program and continuing to reinvest significant cash back into our businesses.

               We have a strong business model, we focus on execution and we continue to reinvest for the future. Our strong business model starts with solid core industry economics and a superior competitive position for Cardinal within the industry. The industry has attractive growth and returns. Our strategy has been built, has been to build a wide range of services to our customers, both manufacturers and providers of healthcare. This is paying off. We sit between a highly fragmented group of manufacturers and providers and we have an exceptionally unique vantage point from which to develop customized solutions for customer's issues.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 5


               The competitive position of each of our businesses continues to strengthen. In each area, we are improving the scope and scale of what we do and extending our profitability advantages. We have leading market positions, which is reflected in our superior returns on sales and capital at each of our businesses.

               Cardinal offers its customers so many unique proprietary products and services by which they each create tremendous value yet the additional advantage is that we pull together these unique offerings to create value for the customer.

               Focusing on integration of our business is starting to show some interesting momentum. We had more than 120 corporate service agreements in place with providers of healthcare that combine multiple Cardinal Health services, representing over $1.5 billion in annual volume. Most of those agreements combine at least three Cardinal Health services. In the future, we will begin reporting on our successes in bundled offerings in our Pharmaceutical Technology service area for the pharmaceutical manufacturer.

               A specific integration opportunity that in my opinion will be significant is the pending acquisition of Syncor International, the leader in nuclear pharmacy services. Nuclear pharmacy by itself is a great business but frankly there are other potentially huge benefits and that is in providing manufacturers a more effective way to get unique pharmaceuticals to market. PTS sales and marketing capabilities will play a big role in realizing this potential.

               This acquisition is expected to close shortly after the vote of Syncor shareholders on November 19. Incidentally Syncor's core nuclear pharmacy business along with Cardinal/s nuclear pharmacy business are performing exceedingly well.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 6


               In the coming months we will be more aggressive about articulating the full value of Cardinal Health to our customers. You received a little glimpse of that approach in the Annual Report where we talked about ourselves in terms of broad capabilities not just company products and services. The new logo also signals a shift in the Cardinal Health brand. We are going to market in the future under one name, one brand, Cardinal Health. You'll hear more about that very soon.

               A second core element of our business success is execution. While our business model makes sense we still must execute. We have been doing that for a long time a couple of basis points improvement at a time. This quarter's results reflect that focus.

               Operational improvements are going well. Three significant examples are the integration of Bindley Western almost 18 months ahead of our original plan and with synergies ahead of target. Secondly, the reorganization of the Medical Products and Services segment which is delivering significant improvements in cost and third example is the change in business model at Pyxis to a build-to-order scene which has improved both margins and cost structure. All three of these initiatives are delivering significant improvement. So it isn't just getting more sales it's also about converting existing sales levels to a higher profitability.

               The third part of our business strategy is reinvestment. This quarter we invested another $25 million out of current operating earnings on strategic projects that will help pave the way for the future. You will see some exciting new product introductions in both our automation and medical surgical businesses over the next few months all of which are possible because we've invested in product development in past years.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 7


               Our capital expenditures this quarter were $70 million and that was necessary to keep our physical facilities and information technology productive and technologically current. We are investing for the future there also.

               Our cash flow is superb. We will continue to invest in our current operations, acquisition opportunities and repurchase stock. From my perspective in looking at acquisitions as long as it's strategic, economic and cultural fits are right we're looking, but acquisition must add value for our customers and we do have the management capacity to absorb additional operations.

               Overall, this quarter was a continuation of the themes of the past. solid business fundamentals combined with execution and follow-on adjusting. I'm really pleased about where the businesses are right now.

               I'll now turn this over to Dick for further details on the financial and business highlights.

Richard Miller: Okay.  Thank you Bob.

               I'd like to echo Bob's sentiments regarding this quarter's results. As demonstrated by our numbers, particularly during these unsettling economic times, the company continues its long-standing tradition of delivering exceptional financial performance.

               Before I get into the quarter I thought I might update you on just a few matters that were open when we reported our last quarter's results.

               First of all we have filed our 10-K with a clean audit opinion from Ernst & Young. Secondly, (Bob) and I have filed our initial certifications attesting to the accuracy of our reported results and then thirdly we have completed the

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 8

               SEC's review of Cardinal's filings as part of the Syncor registration statement process. As expected all these items were completed on time and without incident.

               Now let me turn to the quarter.

               Cardinal has once again delivered an outstanding, record breaking quarter to start our new fiscal year. Today I'd like to share with you my perspectives on the results for the quarter, review our balance sheet and cash flow performance, provide some comments on each of the business segments and then confirm our outlook for the remainder of the year.

               Let me remind you that beginning with this quarter all financial information is reported on an apples to apples comparison considering the impact of adopting FASB Statement 142 at the beginning of last year, our fiscal year 2002. Simply put we now have no goodwill amortization in either of the periods presented and our gross numbers are just those that are reported.

               Additionally, all my remarks exclude the impact of special items which are comprised primarily of merger-related charges incurred in the current period as a result of our prior acquisitions, mainly Bindley.

               Let me first look on a consolidated basis.

               I'm pleased to report that the company once again generated the exceptional financial results that our shareholders, customers and employees have come to expect. Some key observations; our operating revenues increased 16% driven by increases across each of our business segments with exceptional performance from the Pharmaceutical Distribution and Provider Services and Automation and Information segments. Productivity management, which is a

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                          Page 9

               hallmark of our business model, delivered exceptional operating earnings leverage resulting in a first quarter record return on sales of 4.26%. Our expenses only increased 4% on 16% revenue growth and we're basically flat in terms of absolute dollars in our two largest segments. Our earnings per share rose 22% during the quarter exceeding our guidance of growing earnings per share by 20% annually.

               While these results are impressive they are not at the expense of growths to be generated in the future. As Bob mentioned investment spending for future growth continues with approximately $25 million of the current quarter's operating earnings reinvested to fund R&D and strategic business initiatives across the organization. Our confidence in the strength of our financial performance is further demonstrated in our commitment to deploy a total of over $100 million in investment spending during this fiscal year.

               In addition to our investment spending we also spent over $70 million for capital addition primarily focused on increasing our operational scale and efficiency as well as keeping our IT systems updated. You should expect to see our capital expenditures continue at about this level throughout the year as we continue to reinvest in our businesses.

               The combination of our outstanding earnings performance and our focus on leveraging capital deployed in each of our businesses culminated in record first quarter return on committed capital of 33%. That's a 340 basis point improvement from the prior year.

               Focused, execution and attention to detail is a Cardinal tradition and has long been ingrained into our business model. This philosophy drives strong asset management and working capital efficiency across the company. That resulted in increasing inventory turns in the quarter and first quarter record

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 10


               lows in receivable days of only 19 days and first quarter record low net debt to capital ratio of only 17%. Our return on equity increased 70 basis points from the prior year period to a first quarter record of 19% which is particularly compelling considering the company's low debt levels.

               At September 30 our balance sheet remains as strong and conservatively positioned as it has ever been. The company used operating cash of only $14 million for the quarter. That's an improvement of $467 million from the prior year period despite this being a period when you might expect to see a seasonal use of cash.

               While our receivables increased during the quarter by $259 million that's only an 11% increase in a quarter when revenues grew 16%. Especially notable were declines in our days sales outstanding in both the Pharmaceutical Distribution and Provider Services and the Medical Surgical Product and Services segment.

               On the inventory side we actually reduced inventory levels by 111 million during the quarter. This was driven by three factors.

               First, as we have continued integrating Bindley operations we have consciously focused on reducing safety stock levels and achieving working capital synergies from the merger. Our investment in large scaleable facilities has allowed us to absorb the Bindley operation and free up working capital through economies of scale. I ask you to recall that at the time of the merger, which was less than two years ago, our combined company had 41 pharmaceutical distribution facilities. Today that number has been reduced to 28.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 11


               Secondly, as we expected the shift from branded to generic pharmaceuticals has reduced our investment in inventory. We estimate that the fact, that the effect of the transition that occurred in the current quarter allowed us to reduce the dollar value of our inventory investment by about $500 million. This is all part of the reason why the shift to generics is good for our business.

               And a third reason is that there are just general timing issues around when inventory gets received and paid for.

               We remain confident in our ability to deliver between 900 million and $1 billion of operating cash flow for the full fiscal year consistent with our previous guidance. In summary our balance sheet and capital capacity is well positioned to continue to be a competitive asset for our business strategy.

               Recognizing the value that a properly executed share repurchase program can deliver to our shareholders, the company continued its investment strategy of repurchasing stock. During the current quarter, approximately 6.6 million shares were repurchased having an aggregate cost of approximately $393 million which averages out to less than $60 per share. As of September 30, approximately $280 million remains available under our currently authorized share repurchase program and over the past 12 months we've repurchased 11.7 million shares having an aggregate cost of approximately $720 million.

               Now let me turn to the segments. While the consolidated results certainly deserve the limelight here, they are made all that more impressive by the fact that they were achieved as the result of strong balanced performance in all of our business segments. I've often said that it's not just the numbers but the underlying quality of the earnings that needs to be considered. Let me give you some highlights that will emphasize that.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 12


               Let me start our segment discussion with Pharmaceutical Distribution and Provider Services, which represents 51% of the company's operating earnings. This segment experienced strong revenue growth of 17% during the quarter, which was leveraged to 21% operating earnings growth and a first quarter record return on sales of 2.86%.

               Some of the highlights would include; we had strong revenue performance driven by 19% growth in our chain store and 25% growth in our alternate care customer classes. The chain store and alternate care customers are approximately 47% and 27% of our distribution customer mix respectively. Continued revenue growth of these customers who reside in the fastest growing segments of the market coupled with the operating expense leverage afforded to us by serving them will be a primary driver of operating earnings growth for this segment. Gross margins continue to be favorably impacted by vendor margin programs offset by the selling margin impact of the continued shift to larger customers.

               The Bindley merger continues to pay synergy dividends. While expense synergies continue to benefit our cost structure contributing to a first quarter record low SG&A rate of just 2.06% we're also achieving significant capital synergies by integrating our operations. When combined with the capital efficiency generated by the switch to generics and our continued focus on asset management, we were able to hold our committed capital flat compared to a year ago and drive our return on committed capital to an all time record 34.7% in this segment.

               Let me now move to the Medical Surgical and Products, Medical Surgical Products and Services segment, which represents 27% of our operating earnings. This segment generated a healthy 6% revenue increase for the quarter, which was leveraged to 10% operating earnings growth and a first

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 13


               quarter record return on sales of 8.70%. The highlights for this segment would include our self manufactured products represented approximately 34% of the revenue mix for the quarter and grew at a slightly slower pace than the growth experienced in distribution. This is a typical trend that we see when we're adding new distribution business with our strategy of increasing the self manufactured products as the customer relationship matures.

               The reorganization in this segment that we announced in the fourth quarter last year has had a positive impact on expense leverage within the segment. This as well as other productivity improvement drove our SG&A expense ratio to a record low 12.21%. The expense salaries in this segment actually declined by nearly $2 million versus last year.

               While we see the overall market growth rate from Medical Surgical remaining in the mid single digits, the combination of continued strong demand for higher margin self manufactured products, cross selling opportunities with other Cardinal businesses and continued productivity enhancements will allow us to increase the earnings growth rate in this segment as the year progresses consistent with our prior guidance.

               Let me next deal with Pharmaceutical Technologies and Services which represents 13% of the company's operating earnings. This segment delivered strong revenue growth of 18% during the quarter. The segment continues to embrace the Cardinal Health brand by quickly integrating strategic acquisitions and executing a cohesive go-to-market strategy.

               Some of the highlights for the quarter; sterile manufacturing, development and analytical services as well as sales and marketing services continue to perform well. We're very confident and excited that the strategic investments made in this segment will drive significant opportunities in the future.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 14


               The impact of the business and product mix caused upward trends to occur in both our gross margin and expense ratios, however our return on sales stayed relatively flat. As expected the timing of the launch of certain pipeline products and the staging of performance for certain strategic investments in this segment will cause the first half of the fiscal year to be slow relative to the second half. We continue to expect earnings growth to exceed 25% for the full fiscal year.

               The integration of Magellan Labs and Boron LePore, both of which were just acquired in the fourth quarter last year, is proceeding very well. Both of these businesses made a positive contribution to earnings in the current quarter. Since these were purchase acquisitions they also contributed to the growth experienced by the segment.

               Our reported 16% operating earnings growth was negatively affected by the impact of a net one-time benefit in the first quarter a year ago. That was primarily related to a pricing adjustment for claims against vitamin manufacturers for amounts overcharged in prior years. This negative impact was offset by the additional earnings from Magellan and Boron LePore in the current quarter, such that on a fully adjusted basis the organic growth rate remained at 16%.

               Last but certainly not least is our Automation and Information Services segment which represents 9% of the company's operating earnings. This segment had a fantastic quarter with strong revenue growth of 24% which was leveraged up to 55% operating earnings growth and a first quarter record return on sales of 34.51%.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 15

               The key highlights in this segment revolve around the operational changes we made. As a point of reference remember that it was a year ago that we implemented the operational improvements at Pyxis which included changing to a made-to-order manufacturing process and streamlining sales and customer service processes. As I look back at that decision, which fundamentally changed the way we operate and control this business, it was clearly a great decision for our people, our customers and our shareholders.

               When we announced the change last year we estimated that the impact would be an improvement in our return on sales of 115 basis points. That was split between 55 basis points of margin improvement and 60 basis points of expense reduction. I'm happy to report that we are well exceeding those expectations.

               To illustrate that point we need to look no further than the current quarter. Gross margins aided by a strong product mix increased 394 basis points while operating expenses declined 308 basis points. Importantly the improvements don't stop with our profitability. The changes we have made have also contributed to enhanced working capital management with lower investments in receivables and inventories which yielded improvements in our return on committed capital to 27.1% versus 20.3% last year.

               Pyxis is the pioneer in use of automation in the hospital and they continue this legacy of innovation in the new products and enhancements that they bring to the market. Their innovative and proprietary products and service offering coupled with the chronic shortage of healthcare professionals and the urgent need for patient safety initiatives to reduce the incidents of medication errors will continue to be the primary driver to future growth in this segment.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 16


               In closing I'd just like to comment on our outlook for the rest of the year. We finished our fiscal 2002 with a lot of momentum throughout our businesses and we've seen that momentum manifest itself in our outstanding first quarter results. While the overall economic situation continues to be unpredictable we believe that the healthcare industry in general and our place in that industry specifically give us an extremely positive position for the future.

               We enter the second quarter with a great deal of confidence in our ability to continue to deliver the consistent balanced financial performance that you have come to expect from Cardinal. We remain comfortable with the guidance for the year that we provided during our August Investor Conference. That calls for 20% earnings per share growth supported by strong growth in performance in each of our operating segments along with rising returns on sales and capital with continued investment spending.

               Thank you for your attention. Operator we'd now like to open the call up for questions.

Operator:      Thank you.

               Ladies and gentlemen at this time I would like to remind everyone in order to ask a question please press star then the number one on your telephone keypad. We'll pause for just a moment to compile our Q&A roster.

               Your first question comes from Robert Willoughby of Credit Suisse First Boston.

Robert Willoughby: Thank you. Bob or Dick I  guess the,  you  did about  a billion dollars in cash from operations last year. The guidance is for that range again this year despite what should be stronger earnings and $465 million (unintelligible)

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 17


               cash flow in the first quarter, you know, where is the big spend on cash flow coming here going forward?

Man:           I think Bob.

Robert Walter: Well Bob, we're obviously headed where we thought we would be which is good news so, the, and some of that swing Bob is just timing of investment in inventory. But our cash flow is coming in better than what we thought at this point and so, you know, we might have good news in terms of cash flow at, by the time we get to the end of the year, you know.

               I think accounts receivable management is really excellent and, you know, the two big participants there because that's where the big dollar volume is is Pharmaceutical Distribution and Medical Surgical side so, you know, we're executing there well. We're realizing savings in inventory management as we consolidate facilities and so that's a positive but, you know, we feel strongly about meeting or exceeding what we laid out in terms of what our cash flow was, projections.

               Dick anything else you want to add?

Richard Miller: Yes I, the only thing I'd add to that Bob would be just a reminder that last years numbers did have about $150 million benefit from the Pyxis securitization.

Robert Willoughby:    Okay.

Richard Miller:That we did last year that's not included in our guidance for the current fiscal year and then the other thing that we have that just, you know, changing,

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 18


               changes every year is just the timing of some of our tax payments and some of our deferred tax turnaround.

Robert Walter: But,  you know, I think we've been talking a lot about our rising returns and our rising returns are turning in excellent asset management and just turn it into great results. And so you'll see terrific performance on the cash side for the year.

               Next question.

Operator:      Your next question comes from Larry Marsh of Lehman Brothers.

Larry  Marsh:  Thanks Bob,  good morning.  I just wanted to maybe  follow-up a bit. Dick you did a good job of breaking down the components of, you know, why there wasn't the typical build in inventories from June to September with that maybe you'd elaborate a little bit more about that. How much, you know, of an impact on your cash flow was the total switch of, to generics and, you know, are we going to see any more benefit in terms, you know, inventory build with further reduction in Bindley safety stock? And then, you know, would we anticipate them building inventories toward the end of the calendar year in Q2 so it would be a cash user in Q2 and then the traditional pattern in the second half. I'm just wondering if the seasonality of cash flows has changed a little bit or is this just a particularly good quarter, if you'd elaborate on that.

Robert Walter: Well let me turn over to Dick but, you know, as I said to you we're performing well and we're headed where we thought we would be.

(Larry Marsh): Right.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 19


Robert Walter: There is a little bit of  seasonality,  I mean,  you're,  there's always a little bit of timing and Dick said that in his comments that, you know, it's not exactly predictable in, you know, between quarters. But overall I don't see a change in our patterns, sense a change in our patterns other than I see general improvement in our cash flow, you know, we've, the same as on the expense side we're getting more efficient on the expense side, you know, we are getting even better on the asset management side.

               Dick you want to comment on that?

Richard Miller:Yes.  Yes I guess  Larry  in terms of your  question  about the impact of the generic switch in the quarter, you know, it's difficult to predict with absolute accuracy but just based on the increase in generics as a percentage of our overall inventories we estimated that that impact was about $500 million in the September quarter. Now, you know, depending on to the degree of additional switching and levels of generics versus the remainder of the inventory during the rest of the year, you know, there could be some additional future impact there as well. You know we would anticipate, you know, to, you know, probably build inventories in the December quarter as you've seen in the past.

Robert Walter: But Larry  we've,  I think we've seen the most of this stuff at the August quarter. It's come in better than we thought. I think the generic...

Larry Marsh: Right.

Robert Walter: ...formula   most  people  have  focused  on  gross margin,  the
               impact of gross margin percentages in generics but we've also been trying to talk about, you know, that our investments less, our investment in receivables is less and less in inventory is important to the generic program. It's just that it's becoming

                                                                 CARDINAL HEALTH
                                                      Moderator: Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 20


               significant because the switch outs are so big right now. So we try to give you a little flavor and when you get to be the size we are it's a, you know, I think Dick cited it's almost a half a billion dollar impact. Jim any comments from your standpoint on inventory levels or build, anything unusual you're seeing?


James Millar:  I think it's,  again it's the Bindley  consolidation  and also we can't forget about the receivable side of the equation because we've got less capital tied up there.

Robert Walter: Next question.

Operator:      Your  next  question  comes  from  Chris  McFadden  of  Goldman
               Sachs and Company.

Chris McFadden: Thanks,  good  morning.  Nice  quarter  everyone.  Could  we drill down a little bit...?

Robert Walter: Hey Chris we're having trouble hearing you.

Chris McFadden: Okay.  Is this a little bit better?

Robert Walter: A little bit, yes.

Chris McFadden: Okay.  Could  we drill  down  a little  bit on the  Med  Surg business, you know, two of your larger competitors in that segment have been reporting, you know, less than ideal results. A slower revenue growth than you've reported, not as strong in some of the key operating trends. I was interested in an update on what you see is going on in that market and how you expect to think

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 21

               about the alternate site channel as you move through the balance of '03? Thanks.

Robert Walter: Hey let me see if I can field  that  pieces of it on the Med Surg side. One, we're just doing better, I mean, that's obviously there's only, there's three major competitors in that market place and if we do better there's only so much business to go around and so we outgrew them on the top line. We have been performing extremely well for a long period of time and Med Surg frankly, you know, our 10% operating earnings improvement isn't up to what we expect to be go forward. I think you'll see that getti even better.

               Let me let Jim kind of pick up and say a few things that he may want to talk about on the Med Surg side.

James Millar:  Yes Chris the revenue line is certainly, we're pretty impressed with that and we feel that our cross selling initiative are paying us big returns in terms of our corporate sales.

               I think the other side of it from an operating earnings standpoint is we took a charge for restructuring at the end of the fourth quarter for this business and you start seeing it in the results of the expenses and we've got, we think we're positioning the business on a go-forward basis in a better position on the cost side of it.

               On the alternate site market we continue to focus in this area and looking at both the physician market as well as, you know, the associated surgery center business and long term care so those are our areas of focus. Outside that is a faster growing market segment and we look forward to the rewards that is going to pay us.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 22

Chris McFadden: Jim  where  would  you  hope  the  self  manufacturing penetration rate would be at the, as you exit the fiscal year if it's 34% in the first quarter?

James Millar:  Well I would hope it would be certainly improving.  A lot of that is we've gotten a great deal of the conversion over the past 12 to 15 months of the Bergen acquisition in converting what we could. That incrementally does grow if we add in new capabilities, new products, such as bone cement which just happens to be a new product launch. We have a new thermal product that is also scheduled to go out in the marketplace as well. So as we develop new products that helps us.

               It's also an issue of we are, we're introducing a new fabric strategy in our converters line to get really into the nits and nats that we think is a super homerun. And it's really hard to speculate as to what the impact is but the customers that have been testing it for us and as we move this into production here this quarter have got nothing but super reviews on it. So (unintelligible).

Chris McFadden: Thank you.  Thanks Jim.

James Millar:  Okay.

Robert Walter: Next question.

Operator:      Your next call comes from Glenn  Santangelo  of Salomon Smith
               Barney.

Glenn Santangelo: Yes Bob thanks. My  question revolves  around  the  Pharma
               Technologies and Services division, you know, if you could strip out maybe some of the acquisitions you did in that division if you could maybe just sort of comment on the organic growth within that division maybe vis-a-vis some of the bullish comments you've made recently.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 23

               I think if I recall correctly, the guidance was that the business was going to accelerate, you know, going forward throughout the year. Maybe what sort of events or milestones should we look for in that business in order to track the performance as we move throughout the year.

 Robert Walter:Okay George I'm going to ask him to comment on that. Let me first set it up by saying that we at the Investors Conference, I think in August he said that we thought the first half would be slower and accelerate the second half, that we thought the overall growth rate for the year would be in the 25% range which Dick confirmed.

               Dick also broke out in an effort to make sure you understood internal growth versus what we call organic growth versus acquisitions. We reported 16% operating earnings growth. Dick pointed out that there was a one-time benefit last year in the same quarter and if you strip that away and take away the earnings from the two acquisitions, Magellan and Boron LePore, our internal growth rate was still 16%. So it's just about a (unintelligible), you know, it kind of sets up to understand so we're let's talk about around 16% operating growth in Q1.

               George why don't you talk about what you think the events are and what we're looking forward to for the rest of the year?

George Fotiades:All right the, let me start first with a base business.  We said it's generating 16% growth rates so we're, we feel very good about the base business particularly some of the key pharmaceuticals like Kaletra, Zypraxa, (Zalatan), (Deptrol). It's a good host of strong growth brands that are underpinning the PTS segment.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 24


               The piece that contributes significantly to the 25 plus percent guidance that we gave that would accelerate in the second half traces to the launches. They are, the most significant being the launch of generic Isotretinoin or generic Accutane as well as the launch of (Clarinexzitis) and Claritin OTC (Zitis). Those were, the Clarinex and the Isotretinoin in work, when launches that we had expected to happen earlier in the year. When they weren't happening that's when we said in our guidance we would still do 25% but these would happen later in the fiscal year rather than earlier.

               With respect to Isotretinoin this is a product that has, was came generic in February of 2002. We have, it's been at the FDA. We are through basically the labeling of that product and can, are able to, once approved be able to ship it with within, have it on shelves within two weeks.

               There's a Citizens Petition that was filed by the originator earlier this fiscal year. It has to do with patient tracking upon generic substitution. The FDA cannot approve the ANDA until once they deal with the Citizens Petition which we would have expected to have been dealt with by now but frankly hasn't. So we consider the launch to be imminent but I can't predict the exact time.

               Clarinex will, we are confident it will launch for this allergy season and the Claritin OTC product likewise plans are for it to launch for this holiday season as well.

               So if all these launches happen and there are some others as well in the sterile side that I can't articulate specifically but are progressing well, if all those, if all those happen we'll, we will comfortably meet our guidance.

Glenn Santangelo: Thanks a lot George.  I appreciate the comments.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 25


Operator:      Your next question comes from Lynn Yaffee of Bank of America.

Lynn Yaffee: Good morning.  President Bush proposed some regulations the other day and I was just wondering if you could discuss them if they are implemented following the 60-day comment period what effect you see as that possibly having on your business as it relates to generics? And are you still finding that the generic business is significantly more profitable from a gross profit dollar standpoint as you would have expected?

Robert Walter: The question about the  President's  announcement  on generics we commented that generics were more profitable to us. We've also delved in, you know, and shown you a little bit of the effect on the balance sheet too. As you know we're, you know, a return on committed capital is an important measurement for our success so anything that helps generics grow is both good for the consumer and it's good for us.

               On the other hand I wouldn't expect that this is going to have a major impact upon generic conversions. I think, you know, I mean as we've pointed out there's a lot of hurdles and legitimate issues and so I would view this as not exactly a non-event but, you know, not a major thing that I worried about whether they were going to get the announcement out yesterday.

               With regard to profitability, generics, Jim any comments you want to make about that?

James Millar:  No I think  you've said it.  More  generics is more money for us, better all the way around.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 26


Robert Walter: As you know in generics  we've got a great position and the sense that, you know, we have bonded with our customer and they've, we are a collector of buying power and we have the ability to determine which manufacture or generic product will be used. And that's why we have that power and we obviously need to pass some of those advantages on to our customer that, you know, transfers its purchasing power to us. And so we do that but, so it's important to our customers that we have a successful generic program. They do better on margins on generics.

               I think I've also said in the past that I believe that the overall business model not just at retail but at wholesale, the business model which has to do with the profitability of generics versus the profitability of branded that the branded manufacturers travel through our distribution channel too cheaply and that I think that our profitability will need to be raised there from branded. But that's a different issue than, you know, our current profitability in generics.

Lynn Yaffee: Thank you.

Operator:    Your next question comes from John Kreger of William Blair.

John Kreger: Thank you.  Bob it sounds  like the Syncor  acquisition  is now about a month away, can you expand a bit on what your expectations are from that acquisition, what you think it can really do to expectations both financial and strategically over the next year or two?

Robert Walter: Okay yes this took us a little bit longer to complete, just to go through the regulatory processes. As we mentioned we've had, we've completed the, you know, all the regulatory approvals which included a review by the SEC of all of our proxy information. So that's all completed and so this is going to get completed shortly after the announcement on the 19th.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 27


               We've not put out any guidance yet on, any guidance yet on synergies and things like that for a couple of reasons. First of all it's a little bit more complicated. As you know that they have several businesses. They have imaging business and some international business in addition to their core business which is nuclear pharmacy.

               First of all we fully intend and are marching down the path to sell other businesses, sell off all other businesses other than our nuclear pharmacy business and that will happen. Our nuclear pharmacy businesses are doing extremely well and so as they, we're already in that business as you know and it is a growth business with strong returns and we will be the market leader combining Syncor's business with our business.

               And so as a basic business what it does that business is growing, the, there are now not only diagnostic opportunities but therapeutic opportunities. I think the most significant strategic thing, I might let George Fotiades comment on, which is, you know, where else could we stretch our nuclear pharmacy capability into in terms of servicing other pharma manufacturers?

George Fotiades:Well if you look their  nuclear  pharmaceutical  business today, the service they provide, they take a drug that is not quite yet complete, add value to it just before having to go to the patient and get it to the market in a short period of time. And if you take that model to other drug opportunities for example (Zevlon) which is a nuclear a pharmaceutical from IDEC which again is one that needed a manufacturing service provided before going to the patient.

               Looking ahead to other biotech or oncology products anything that would require some form of special handling or pharmacist intervention or manufacturing intervention or compounding are are services that these

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 28

               pharmacists could uniquely provide on a national basis and we're the only ones that are in that sort of position to be able to provide that for specialty pharmaceuticals such as these.

Robert Walter: Okay.

John Kreger: Thank you.

Robert Walter: I think we can,  we have time for two more  questions  if there are there.

Operator:      Your  next  question  comes  from  Lisa  Gill  of  J.P.  Morgan
               Securities Incorporated.

Lisa Gill:   Thanks  very  much.  Dick I was  wondering  if you could talk a little bit about the investment spending. You had said that you expected it for new product introduction and also what's the expectation for the year? I think it was about 100 million for last year and then along those same lines, are we seeing any new business sign for the New Jersey Development Center? Thanks very much.

Richard Miller:Okay Lisa our investment  spending which includes  research and development, new products, new initiatives, things like that was about 25 million this quarter. I think we gave guidance that it would exceed 100 million for the year and I think that's good news for you all which means we have the earnings capability to also spend currently funds to produce future results rather than to just record them as profits for the current quarter. So that's the range, what we're talking about.

               In terms of areas for example Jim mentioned earlier some new product introductions out in, on our Medical Surgical area that we're really quite

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 29


               excited about. And so you'll, we're going to see the benefit of that coming in the second half of the year as these products are launched.

               At Pyxis I met with Steve Thomas last night and as you know we have a new product offering, Patient Station, which is really both a clinical offering and a patient satisfaction offering at bedside. We are ramping up on that big time and as Steve's been talking about the backlog building to that and so I met with them last night. I said well show me how many people we've got on this because I'd like to make sure that we're not under-spending here. As it turns out our development staff for that product line is actually bigger than the development staff we have for our Supply Station product line and you know how big we think that is. So I said, well I'm pleased about that. I guess, you know, when I'm pleased that we're spending the money to bring product out.

               With regard to other initiatives George, any of you want to comment around PTS?

George Fotiades: I thought Lisa asked about the New Jersey  Product  Development
               Center. It opened in the first quarter. We've started doing analytical laboratory work. The pilot plant itself that where the larger money is made opens in late November, early December given the holiday period. I wouldn't expect that we'd start generating the real income until we get into the third quarter.

               We've integrated that under Magellan. They're bringing their operating procedures into place there and of course the way they properly manage pharmaceutical development. So in total today we now have with Magellan the New Jersey Center, around the world 1100 people, about 10% of PTS's workforce is in upstream pharmaceutical development.

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 30


               The New Jersey Center will still be in an investment mode from a P&L standpoint for the year and be working it's way just to break even by the time we get to the end of the year which is I think incredibly good given the magnitude of what we put in place and the uniqueness it gives us with respect to the industry.

Lisa Gill:   Okay thank you.

Robert Walter: Okay there's time for one more call.

Operator:      Your last question comes from John Satter of SG Cowen.

John Satter: Thanks.  Bob or Dick I  was  wondering  if  you could tell us if there's been  any change in the  structure  of sourcing  deals
               with   pharma   companies   and  your  pharma   distribution  and
               Provider Services segment?

Robert Walter: The  question  is  there any  change in  our buy in  relationship with pharma manufacturers, is that the question John?

John Satter: Yes really in  the  structure  of the deals.  For  example  maybe
               elongated   payment  terms in  exchange  for a  slightly  smaller
               size deals.

Robert Walter: I'd,  let me just kind of see if I can hit that.  I don't,  Jim you want to say anything on it you're welcome but I think overall I've been saying for 10 years is that how we deal with both our customer downstream, the provider, and how we deal with the customer upstream, the pharma manufacturer, changes from quarter to quarter.

               It's built around the fact that we have a key service that we provide which is logistics, information, buying power, there's lots of things like that and there's

                                                                 CARDINAL HEALTH
                                                     Moderator:  Steve Fischbach
                                                             10-22-02/8:30 am CT
                                                           Confirmation #5913381
                                                                         Page 31

               unique opportunities that are seasonal or new product introductions, whatever. So it's always different but I said earlier that we are in an excellent position in the industry right now and will be. And so I don't see any significant change or even meaningful change in our buying relationship with the pharma manufacturer.

               Jim anything you want to add to that?

James Millar:  No it's been pretty much the same. The model does shift from time to time. Terms are not as valuable today as they were at one point in time. With excess capital or capital readily available most of these big players are, you know, were cash generators. We don't need capital so the manufacturer giving us terms, trading it off in exchange for profits is not as attractive that it might have once been say 10, 12 years ago when rates were much higher.

               But again materially there hasn't been really any significance, the vendor margin comes to us in a variety of ways and the pharma manufacturer recognizes that's how we make our money to facilitate its buy down channel.

John Satter: Great.  Thanks a lot guys.

Robert Walter: Okay.  Thank  you for  participating  in the call.  Obviously  we feel confident about the future and we look forward to conversations with you all in the next several months and the call at the end of our second quarter. Thank you.

Operator:      Ladies and  gentlemen  this  concludes  today's  Cardinal  Health first quarter earnings conference call.


                                       END